UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x        Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 24, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Barclays PLC

Q3 2023 Results Announcement

30 September 2023

Notes

This document contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended).

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2023 to the corresponding nine months of 2022 and balance sheet analysis as at 30 September 2023 with comparatives relating to 31 December 2022 and 30 September 2022. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 23 October 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 40 to 46 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group's control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK's exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group's reputation, business or operations; the Group's ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group's control. As a result, the Group's actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission (SEC) (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2022 and Interim Results Announcement for the six months ended 30 June 2023 filed on Form 6-K), which are available on the SEC's website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered return on tangible equity (RoTE) of 11.0% in Q323 and 12.5% in Q323 YTD

C. S. Venkatakrishnan, Group Chief Executive, commented
"We delivered an 11.0% RoTE in Q3, against a mixed market backdrop, as we continued to manage credit well, remained disciplined on costs and maintained a strong capital position, with a Common Equity Tier 1 (CET1) ratio of 14.0%. We see further opportunities to enhance returns for shareholders through cost efficiencies and disciplined capital allocation across the Group. We will provide an Investor Update at FY23 results which will include setting out our capital allocation priorities, as well as revised financial targets"

●	Q323 Group RoTE of 11.0% and Q323 YTD of 12.5%. Barclays UK Q323 RoTE of 21.0% and Q323 YTD of 20.6%
●	Prudent risk management with Q323 YTD loan loss rate (LLR) of 43bps
●	Strong balance sheet with CET1 ratio of 14.0%
●	c.7.5p total distributions per share announced at H123: dividend of 2.7p now paid, and completed the share buyback of £750m

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio
Q323	£6.3bn	£1.9bn	£1.3bn	63%	42bps	11.0%	8.3p	316p	14.0%
Q323 YTD	£19.8bn	£6.4bn	£4.4bn	61%	43bps	12.5%	28.2p

Q323 Performance highlights:

●	Group RoTE of 11.0% with profit before tax of £1.9bn (Q322: £2.0bn). Excluding the impacts from the Over-issuance of Securities1,2 in the prior year:
	-	Group income down 2% year-on-year to £6.3bn:
-
Barclays UK income decreased 2% to £1.9bn, primarily driven by the impact from the transfer of Wealth Management & Investments (WM&I) to Consumer, Cards and Payments (CC&P). Excluding the transfer, Barclays UK income was up 1%3 driven by net interest income growth from higher rates, including continued structural hedge income, partially offset by product dynamics in deposits and mortgages

-
Corporate and Investment Bank (CIB) income decreased 6% to £3.1bn, reflecting lower client activity in both Global Markets (against a record FICC performance in Q3224) and Investment Banking fees, more than offsetting higher Corporate income from higher rates and the non-repeat of fair value losses on leverage finance lending in the prior year

		-	CC&P income increased 9% to £1.4bn reflecting higher balances in US cards and the benefit of the transfer of WM&I from Barclays UK
	-	Group total operating expenses decreased 4% year-on-year to £3.9bn as inflation, business growth and investments were more than offset by efficiency savings and lower litigation and conduct charges
●	Credit impairment charges were £0.4bn, with an LLR of 42bps
●	CET1 ratio of 14.0%, with risk weighted assets (RWAs) of £341.9bn and tangible net asset value (TNAV) per share of 316p

1
Denotes the Over-issuance of Securities under Barclays Bank PLC's US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019. See page 5 for a reconciliation of financial results excluding the impact of the Over-issuance of Securities in the prior year.

2	Q322 impacts from the Over-Issuance of Securities: £0.5bn income reduction and £0.5bn reduction in litigation and conduct charges.
3	The income impact of the WM&I transfer was c.£60m in Q323.
4	Q322 was a record third quarter performance for FICC within Global Markets. Period covering Q114-Q323. Pre 2014 data was not restated following re-segmentation in Q116.

Q323 YTD Performance highlights:

●	Group RoTE was 12.5% (Q322 YTD: 10.9%) with profit before tax of £6.4bn (Q322 YTD: £5.7bn).
●	Excluding the impact of the Over-issuance of Securities in the prior year1:
	-	Group income of £19.8bn, up 5% year-on-year
	-	Group total operating expenses were £12.0bn, up 2% year-on-year. Cost: income ratio of 61% as the Group delivered positive cost: income jaws of 3%
●	Credit impairment charges were £1.3bn with an LLR of 43bps, with delinquencies in US cards in line with pre-pandemic experience
●	On a statutory basis:
	-	Group income was £19.8bn, up 3% year-on-year
	-	Group total operating expenses were £12.0bn, a decrease of 6% year-on-year

Group Targets and Outlook:

●
Costs: targeting a cost: income ratio percentage in the low 60s in 2023, investing for growth whilst progressing towards the Group's medium-term target of below 60%. Separately, the Group is evaluating actions to reduce structural costs to help drive future returns, which may result in material additional charges in Q423

●	Returns: targeting a RoTE of greater than 10% in 2023, excluding any such structural costs actions
●	Impairment: expect an LLR of 50-60bps through the cycle
●
Barclays UK Net Interest Margin (NIM): now expected to be in the range of 3.05% - 3.10% in 2023. Guidance is sensitive to the level and mix of deposit balances and further changes in expectations for interest rates

●	Capital: expect to continue to operate within the CET1 ratio target range of 13-14%
●	Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with share buybacks as appropriate

1	Q322 YTD impacts from the Over-Issuance of Securities: £0.3bn income gain and £1.0bn litigation and conduct charges.

Barclays Group results	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
	£m	£m	% Change	£m	£m	% Change
Barclays UK	5,795	5,289	10	1,873	1,916	(2)
Corporate and Investment Bank	10,220	10,792	(5)	3,082	2,821	9
Consumer, Cards and Payments	3,944	3,213	23	1,360	1,244	9
Barclays International	14,164	14,005	1	4,442	4,065	9
Head Office	(179)	(139)	(29)	(57)	(30)	(90)
Total income	19,780	19,155	3	6,258	5,951	5
Operating costs	(11,979)	(11,209)	(7)	(3,949)	(3,939)
Litigation and conduct	(32)	(1,518)	98	-	339
Total operating expenses	(12,011)	(12,727)	6	(3,949)	(3,600)	(10)
Other net income/(expenses)	7	(4)		9	(1)
Profit before impairment	7,776	6,424	21	2,318	2,350	(1)
Credit impairment charges	(1,329)	(722)	(84)	(433)	(381)	(14)
Profit before tax	6,447	5,702	13	1,885	1,969	(4)
Tax charge	(1,257)	(1,072)	(17)	(343)	(249)	(38)
Profit after tax	5,190	4,630	12	1,542	1,720	(10)
Non-controlling interests	(39)	(23)	(70)	(9)	(2)
Other equity instrument holders	(766)	(620)	(24)	(259)	(206)	(26)
Attributable profit	4,385	3,987	10	1,274	1,512	(16)

Performance measures
Return on average tangible shareholders' equity	12.5%	10.9%		11.0%	12.5%
Average tangible shareholders' equity (£bn)	47.0	48.8		46.5	48.6
Cost: income ratio	61%	66%		63%	60%
Loan loss rate (bps)	43	23		42	36
Basic earnings per share	28.2p	24.2p		8.3p	9.4p
Basic weighted average number of shares (m)	15,564	16,503	(6)	15,405	16,148	(5)
Period end number of shares (m)	15,239	15,888	(4)	15,239	15,888	(4)

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	405.4	398.8	413.7
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,591.7	1,513.7	1,726.9
Deposits at amortised cost	561.3	545.8	574.4
Tangible net asset value per share	316p	295p	286p
Common equity tier 1 ratio	14.0%	13.9%	13.8%
Common equity tier 1 capital	48.0	46.9	48.6
Risk weighted assets	341.9	336.5	350.8
UK leverage ratio	5.0%	5.3%	5.0%
UK leverage exposure	1,202.4	1,130.0	1,232.1

Funding and liquidity
Group liquidity pool (£bn)	335.0	318.0	325.8
Liquidity coverage ratio2	159%	156%	156%
Net stable funding ratio3	138%	137%
Loan: deposit ratio	72%	73%	72%

1	Refer to pages 32 to 36 for further information on how capital, RWAs and leverage are calculated.
2	The Liquidity Coverage Ratio is now shown on an average basis, based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
3	Represents average of the last four spot quarter end positions.

Reconciliation of financial results excluding the impact of the Over-issuance of Securities in the prior year

Three months ended	30.09.23	30.09.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% Change
Barclays UK	1,873	1,916	-	1,916	(2)
Corporate and Investment Bank	3,082	2,821	(466)	3,287	(6)
Consumer, Cards and Payments	1,360	1,244	-	1,244	9
Barclays International	4,442	4,065	(466)	4,531	(2)
Head Office	(57)	(30)	-	(30)	(90)
Total income	6,258	5,951	(466)	6,417	(2)
Operating costs	(3,949)	(3,939)	-	(3,939)
Litigation and conduct	-	339	503	(164)
Total operating expenses	(3,949)	(3,600)	503	(4,103)	4
Other net income/(expenses)	9	(1)	-	(1)
Profit before impairment	2,318	2,350	37	2,313
Credit impairment charges	(433)	(381)	-	(381)	(14)
Profit before tax	1,885	1,969	37	1,932	(2)
Attributable profit	1,274	1,512	29	1,483	(14)

Average tangible shareholders' equity (£bn)	46.5	48.6		48.6
Return on average tangible shareholders' equity	11.0%	12.5%		12.2%

Nine months ended	30.09.23	30.09.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% Change
Barclays UK	5,795	5,289	-	5,289	10
Corporate and Investment Bank	10,220	10,792	292	10,500	(3)
Consumer, Cards and Payments	3,944	3,213	-	3,213	23
Barclays International	14,164	14,005	292	13,713	3
Head Office	(179)	(139)	-	(139)	(29)
Total income	19,780	19,155	292	18,863	5
Operating costs	(11,979)	(11,209)	-	(11,209)	(7)
Litigation and conduct	(32)	(1,518)	(966)	(552)	94
Total operating expenses	(12,011)	(12,727)	(966)	(11,761)	(2)
Other net income/(expenses)	7	(4)	-	(4)
Profit before impairment	7,776	6,424	(674)	7,098	10
Credit impairment charges	(1,329)	(722)	-	(722)	(84)
Profit before tax	6,447	5,702	(674)	6,376	1
Attributable profit	4,385	3,987	(552)	4,539	(3)

Average tangible shareholders' equity (£bn)	47.0	48.8		48.8
Return on average tangible shareholders' equity	12.5%	10.9%		12.4%

Group Finance Director's Review

Q323 YTD Group performance

●	Barclays delivered a profit before tax of £6,447m (Q322 YTD: £5,702m), RoTE of 12.5% (Q322 YTD: 10.9%) and earnings per share (EPS) of 28.2p (Q322 YTD: 24.2p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses

●
Group income increased 3% to £19,780m primarily driven by the net benefit from the higher interest rate environment, including continued structural hedge income, and higher balances in US cards, partially offset by the non repeat of the prior year income from hedging arrangements related to the Over-issuance of Securities and lower income in Global Markets and Investment Banking fees

●	Group total operating expenses decreased to £12,011m (Q322 YTD: £12,727m)
-
Group operating expenses excluding litigation and conduct charges increased to £11,979m (Q322 YTD: £11,209m) reflecting the impact of business growth, including the Gap portfolio acquisition in US cards and the Kensington Mortgage Company (KMC) acquisition in Barclays UK, as well as investments in resilience and controls. The impact of Group inflation was broadly offset by efficiency savings. The Group incurred £119m of structural cost actions (Q322 YTD: £78m), primarily related to the ongoing Barclays UK transformation programme

-
Litigation and conduct charges decreased to £32m (Q322 YTD: £1,518m). The prior year charges included £966m of costs related to the Over-issuance of Securities, £282m of customer remediation costs relating to legacy loan portfolios in CC&P and £165m related to the Devices Settlements1

●	Credit impairment charges were £1,329m (Q322 YTD: £722m), with delinquencies in US cards in line with pre-pandemic experience. Total coverage ratio remains strong at 1.4% (December 2022: 1.4%)
●
The effective tax rate (ETR) was 19.5% (Q322 YTD: 18.8%). The prior year included tax benefits arising in the year and in respect of prior years, which were partially offset by the impact of the downward re-measurement of the Group's UK deferred tax assets as a result of the UK banking surcharge rate being reduced from 8% to 3%

●	Attributable profit was £4,385m (Q322 YTD: £3,987m)
●
Total assets increased to £1,591.7bn (December 2022: £1,513.7bn) driven by increased trading activity within CIB since December 2022. The Group liquidity pool was further strengthened by deposit growth

●
TNAV per share increased to 316p (December 2022: 295p) as EPS of 28.2p and the impact of share buybacks announced at FY22 and H123 results were partially offset by dividends paid in the period and net negative reserve movements

Barclays UK

Barclays UK delivered a RoTE of 20.6% supported by the higher interest rate environment and the continued investment in our transformation into a next-generation, digitised consumer bank. The challenging environment has persisted with customer behaviour driving a reduction in the NIM outlook and balances.

●	Profit before tax increased 16% to £2,300m with a RoTE of 20.6% (Q322 YTD: 18.7%)
●
Total income increased 10% to £5,795m. Net interest income increased 13% to £4,856m with a NIM of 3.15% (Q322 YTD: 2.78%), as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure, lower deposit volumes and the search for yield in savings, with these product dynamics trends increasing in Q323. Net fee, commission and other income decreased 6% to £939m including the impact of the transfer of WM&I to CC&P

-
Personal Banking income increased 11% to £3,662m, driven by higher interest rates, partially offset by mortgage margin compression and lower current accounts deposit volumes consistent with wider market trends and cost of living pressures

-
Barclaycard Consumer UK income decreased 12% to £722m as higher customer spend volumes were more than offset by lower interest earning lending balances following repayments and ongoing prudent risk management

-
Business Banking income increased 22% to £1,411m driven by higher interest rates, partially offset by lower government scheme lending as repayments continue and lower deposit volumes in line with wider market trends

●
Total operating expenses increased 2% to £3,228m from the impact of inflation, partially offset by the transfer of WM&I to CC&P. Ongoing efficiency savings continue to be reinvested, including in our transformation programme to support further improvements to the cost: income ratio over time

●
Credit impairment charges increased to £267m (Q322 YTD: £129m), driven by updated macroeconomic scenarios, reflecting year-to-date improvement in GDP and unemployment outlook against a backdrop of higher interest rates and a weaker House Price Index (HPI). UK cards 30 and 90 day arrears remained low at 0.9% (Q322: 1.0%) and 0.2% (Q322: 0.3%) respectively. The UK cards total coverage ratio was 6.3% (December 2022: 7.6%)

1	Refers to the settlements with the SEC and Commodity Futures Trading Commission (CFTC) in connection with their investigations of the use of unauthorised devices for business communications.

Barclays UK (continued)

●
Loans and advances to customers at amortised cost were broadly stable at £204.9bn (December 2022: £205.1bn), primarily reflecting the acquisition of KMC and mortgage lending in the first half of the year, which more than offset repayment of government scheme lending in Business Banking

●
Customer deposits at amortised cost decreased 6% to £243.2bn. Primarily driven by reduced current account balances in Personal and Business Banking, reflecting broader market trends. The loan: deposit ratio increased to 92% (December 2022: 87%)

	-	Average balances quarter-on-quarter contributed to a larger net interest income deposit effect than the period end balances
●
RWAs were stable at £73.2bn (December 2022: £73.1bn) including a reduction due to a capital Loss Given Default (LGD) model update for the mortgages portfolio, partially offset by the acquisition of KMC

Barclays International

Barclays International delivered a RoTE of 11.4%. Despite the reduced banking industry fee pool and lower client activity in Global Markets, CIB delivered a RoTE of 11.5% reflecting the benefits of income diversification and investment in sustainable growth. CC&P delivered a RoTE of 10.6% reflecting continued investment in the business resulting in balance growth and increased income, partially offset by higher impairment charges.

●	Profit before tax increased 10% to £4,580m with a RoTE of 11.4% (Q322 YTD: 11.5%), reflecting a RoTE of 11.5% (Q322 YTD: 11.9%) in CIB and 10.6% (Q322 YTD: 8.9%) in CC&P
●
Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and total operating expenses

●	Total income increased to £14,164m (Q322 YTD: £14,005m)
	-	CIB income decreased 5% to £10,220m and 3% excluding the impact from prior year hedging arrangements related to the Over-issuance of Securities1
-
Global Markets income decreased 18% to £6,063m. FICC income decreased 13% to £4,121m, driven by macro reflecting lower market volatility and client activity, partially offset by strong performance in credit. Equities income decreased 28% to £1,942m, driven by a decline in derivatives income reflecting less volatile equity market conditions. Excluding the impact from the Over-issuance of Securities, Equities income decreased by 20%

		-	Investment Banking fees decreased 16% to £1,450m due to the reduced fee pool across Advisory and Debt capital markets2, partially offset by an improvement in Equity capital markets
-
Within Corporate, Transaction banking income increased 31% to £2,272m driven by improved deposit margins in the higher interest rate environment. Corporate lending income increased to £435m (Q322 YTD: £103m loss) mainly driven by lower costs of hedging and the non-repeat of fair value losses on leverage finance lending net of mark to market gains on related hedges in the prior year

	-	CC&P income increased 23% to £3,944m
		-	International Cards and Consumer Bank income increased 28% to £2,625m reflecting higher cards balances and improved margins, including the Gap portfolio acquisition in Q222
		-	Private Bank income increased 21% to £884m, due to the transfer of WM&I from Barclays UK, client balance growth and improved margins
		-	Payments income was stable at £435m (Q322 YTD: £431m) driven by merchant acquiring growth, partially offset by margin compression
●	Total operating expenses decreased 8% to £8,559m, and excluding litigation and conduct increased 9% to £8,519m, reflecting investment in the business
-
CIB total operating expenses decreased 11% to £6,192m. Operating expenses excluding litigation and conduct charges increased 6% to £6,201m reflecting investment in talent and technology, and the impact of inflation, partially offset by efficiency savings

-
CC&P total operating expenses increased 4% to £2,367m. Operating expenses excluding litigation and conduct charges increased 17% to £2,318m, driven by higher investment spend to support growth, mainly in marketing and partnership costs including the Gap portfolio acquisition, the transfer of WM&I from Barclays UK and the impact of inflation, partially offset by efficiency savings

1	Q322 YTD included £292m of income gain related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities.
2	Data source: Dealogic for the period covering 1 January to 30 September 2023.

Barclays International (continued)

●	Credit impairment charges were £1,037m (Q322 YTD: £605m)
	-	CIB credit impairment charges were £nil (Q322 YTD: £78m) driven by single name charges offset by the benefit of credit protection and the updated macroeconomic scenarios
-
CC&P credit impairment charges increased to £1,037m (Q322 YTD: £527m), with delinquencies in US cards in line with pre-pandemic experience, with 30 and 90 day arrears at 2.7% (Q322: 2.0%) and 1.3% (Q322: 0.8%) respectively. The US cards total coverage ratio was 9.7% (December 2022: 8.1%)

●	RWAs increased to £259.2bn (December 2022: £254.8bn) due to increased trading activity within CIB since Q422, partially offset by the impact of strengthening of GBP against USD
	-	RWAs were broadly stable since June 2023, excluding the impact of spot USD appreciation against GBP

Head Office

●	Loss before tax was £433m (Q322 YTD: £446m)
●
Total income was an expense of £179m (Q322 YTD: £139m) primarily reflecting hedge accounting and treasury items. The prior year included a one-off gain of £86m from the sale and leaseback of UK data centres, as well as a £74m loss on sale arising from disposals of Barclays' equity stake in Absa Group Limited

●	Total operating expenses decreased to £224m (Q322 YTD: £293m) primarily driven by lower litigation and conduct charges
●	RWAs were £9.5bn (December 2022: £8.6bn)

Capital distributions

●
Barclays paid a half-year dividend of 2.7p per share on 15 September 2023, and completed the share buyback of £750m announced at H123 results, bringing the total capital return equivalent to c.7.5p per share

●
Barclays is committed to maintaining a balance between a strong capital position, delivering total cash returns to shareholders and investment in the business. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividend as appropriate, including with share buybacks

Group capital and leverage

●
The CET1 ratio increased to 14.0% (December 2022: 13.9%) as CET1 capital increased by £1.1bn to £48.0bn (December 2022: £46.9bn) partially offset by an increase in RWAs of £5.4bn to £341.9bn (December 2022: £336.5bn):

	-	c.130bps increase from attributable profit generated in the period
-
c.60bps decrease driven by returns to shareholders including the interim dividend of 2.7p per share paid in September 2023 and £1.3bn of share buybacks announced with FY22 and H123 results. It also includes an accrual towards the FY23 dividend

-
c.30bps decrease from other capital movements, including the impact of regulatory change on 1 January 2023 relating to IFRS 9 transitional relief, the impact of the KMC acquisition, and other regulatory capital deductions

	-	c.30bps decrease as a result of a £7.4bn increase in RWAs primarily driven by increased trading activity within CIB since December 2022
	-	A £3.2bn decrease in RWAs as a result of foreign exchange movements since December 2022 was broadly offset by a £0.4bn decrease in CET1 capital due to a decrease in the currency translation reserve
●
The UK leverage ratio decreased to 5.0% (December 2022: 5.3%) primarily due to a £72.4bn increase in leverage exposure to £1,202.4bn (December 2022: £1,130.0bn). This is largely driven by increased trading activity within CIB since December 2022

Group funding and liquidity

●
The liquidity and funding position remains robust and stable in the period. The liquidity pool increased to £335.0bn (December 2022: £318.0bn) driven by deposit growth. The composition of the liquidity pool is conservative, with 81% held in cash and deposits with central banks and the remainder primarily held in high quality government bonds, materially held at fair value or hedged

●	The strength of the funding and liquidity position is supported by a diverse and stable deposit franchise. Total deposits increased to £561.3bn (December 2022: £545.8bn)
●	The average1 Liquidity Coverage Ratio (LCR) remained significantly above the 100% regulatory requirement at 159% (December 2022: 156%), equivalent to a surplus of £115.6bn (December 2022: £114.4bn)
●	The average2 Net Stable Funding Ratio was 138% (December 2022: 137%), which represents a £165.8bn (December 2022: £155.6bn) surplus above the 100% regulatory requirement
●	Wholesale funding outstanding, excluding repurchase agreements, was £186.4bn (December 2022: £184.0bn)
●
The Group issued £12.0bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) year to date. The Group has a strong MREL position with a ratio of 33.4%, which is in excess of the regulatory requirement of 29.6% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters

●	KMC acquisition: on 1 March 2023, Barclays completed the acquisition of UK specialist mortgage lender KMC, including a portfolio of mortgages totalling £2.2bn with an RWA impact of £0.8bn
●
Combination of the Private Bank and Barclays UK Wealth business: on 1 May 2023, WM&I was transferred from Barclays UK to CC&P, creating a combined Private Bank and Wealth Management business. The combination seeks to improve customer and client experience and create business synergies:

	-	The business transferred includes c.£28bn of invested assets, generating annualised income of c.£0.2bn

1	Represents average of the last 12 spot month end ratios.
2	Represents average of the last four spot quarter end ratios.

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,856	4,293	13	1,578	1,561	1
Net fee, commission and other income	939	996	(6)	295	355	(17)
Total income	5,795	5,289	10	1,873	1,916	(2)
Operating costs	(3,240)	(3,152)	(3)	(1,058)	(1,069)	1
Litigation and conduct	12	(28)		9	(3)
Total operating expenses	(3,228)	(3,180)	(2)	(1,049)	(1,072)	2
Other net expenses	-	(1)		-	(1)
Profit before impairment	2,567	2,108	22	824	843	(2)
Credit impairment charges	(267)	(129)		(59)	(81)	27
Profit before tax	2,300	1,979	16	765	762
Attributable profit	1,580	1,403	13	531	549	(3)

Performance measures
Return on average allocated tangible equity	20.6%	18.7%		21.0%	22.1%
Average allocated tangible equity (£bn)	10.2	10.0		10.1	9.9
Cost: income ratio	56%	60%		56%	56%
Loan loss rate (bps)	16	8		10	14
Net interest margin	3.15%	2.78%		3.04%	3.01%

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	204.9	205.1	205.1
Total assets	299.9	313.2	316.8
Customer deposits at amortised cost	243.2	258.0	261.0
Loan: deposit ratio	92%	87%	86%
Risk weighted assets	73.2	73.1	73.2
Period end allocated tangible equity	10.1	10.1	10.1

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	3,662	3,311	11	1,165	1,212	(4)
Barclaycard Consumer UK	722	824	(12)	238	283	(16)
Business Banking	1,411	1,154	22	470	421	12
Total income	5,795	5,289	10	1,873	1,916	(2)

Analysis of credit impairment (charges)/releases
Personal Banking	(205)	(47)		(85)	(26)
Barclaycard Consumer UK	(89)	42		29	2
Business Banking	27	(124)		(3)	(57)	95
Total credit impairment charges	(267)	(129)		(59)	(81)	27

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	172.3	169.7	168.7
Barclaycard Consumer UK	9.6	9.2	9.0
Business Banking	23.0	26.2	27.4
Total loans and advances to customers at amortised cost	204.9	205.1	205.1

Analysis of customer deposits at amortised cost
Personal Banking	186.1	195.6	197.3
Barclaycard Consumer UK	-	-	-
Business Banking	57.1	62.4	63.7
Total customer deposits at amortised cost	243.2	258.0	261.0

Barclays International	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,739	3,462	37	1,655	1,497	11
Net trading income	5,158	6,540	(21)	1,461	1,328	10
Net fee, commission and other income	4,267	4,003	7	1,326	1,240	7
Total income	14,164	14,005	1	4,442	4,065	9
Operating costs	(8,519)	(7,818)	(9)	(2,816)	(2,776)	(1)
Litigation and conduct	(40)	(1,436)	97	(10)	396
Total operating expenses	(8,559)	(9,254)	8	(2,826)	(2,380)	(19)
Other net income	12	23	(48)	3	10	(70)
Profit before impairment	5,617	4,774	18	1,619	1,695	(4)
Credit impairment charges	(1,037)	(605)	(71)	(358)	(295)	(21)
Profit before tax	4,580	4,169	10	1,261	1,400	(10)
Attributable profit	3,149	3,219	(2)	848	1,136	(25)

Performance measures
Return on average allocated tangible equity	11.4%	11.5%		9.2%	11.6%
Average allocated tangible equity (£bn)	37.0	37.2		36.8	39.1
Cost: income ratio	60%	66%		64%	59%
Loan loss rate (bps)	77	43		78	62
Net interest margin	5.90%	4.78%		5.98%	5.58%

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	130.8	133.7	137.0
Loans and advances to banks at amortised cost	10.3	8.7	11.0
Debt securities at amortised cost	36.4	27.2	36.2
Loans and advances at amortised cost	177.5	169.6	184.2
Trading portfolio assets	155.4	133.8	126.3
Derivative financial instrument assets	280.4	301.7	415.7
Financial assets at fair value through the income statement	238.3	210.5	244.7
Cash collateral and settlement balances	136.0	107.7	163.3
Other assets	285.5	258.0	257.2
Total assets	1,273.1	1,181.3	1,391.4
Deposits at amortised cost	318.2	287.6	313.2
Derivative financial instrument liabilities	268.3	288.9	394.2
Loan: deposit ratio	56%	59%	59%
Risk weighted assets	259.2	254.8	269.3
Period end allocated tangible equity	37.1	36.8	38.8

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,021	1,401	44	700	606	16
Net trading income	5,294	6,532	(19)	1,503	1,344	12
Net fee, commission and other income	2,905	2,859	2	879	871	1
Total income	10,220	10,792	(5)	3,082	2,821	9
Operating costs	(6,201)	(5,834)	(6)	(2,015)	(2,043)	1
Litigation and conduct	9	(1,134)		7	498	(99)
Total operating expenses	(6,192)	(6,968)	11	(2,008)	(1,545)	(30)
Other net income	3	-		2	-
Profit before impairment	4,031	3,824	5	1,076	1,276	(16)
Credit impairment (charges)/releases	-	(78)		20	(46)
Profit before tax	4,031	3,746	8	1,096	1,230	(11)
Attributable profit	2,728	2,910	(6)	721	1,015	(29)

Performance measures
Return on average allocated tangible equity	11.5%	11.9%		9.2%	11.9%
Average allocated tangible equity (£bn)	31.7	32.5		31.5	34.0
Cost: income ratio	61%	65%		65%	55%
Loan loss rate (bps)	-	7		(6)	13

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	87.9	90.5	93.6
Loans and advances to banks at amortised cost	9.6	8.1	10.2
Debt securities at amortised cost	36.3	27.2	36.2
Loans and advances at amortised cost	133.8	125.8	140.0
Trading portfolio assets	155.3	133.7	126.1
Derivative financial instrument assets	280.4	301.6	415.5
Financial assets at fair value through the income statement	238.2	210.5	244.6
Cash collateral and settlement balances	135.2	106.9	162.6
Other assets	237.2	222.6	220.6
Total assets	1,180.1	1,101.1	1,309.4
Deposits at amortised cost	236.9	205.8	229.5
Derivative financial instrument liabilities	268.3	288.9	394.2
Risk weighted assets	219.2	215.9	230.6

	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,121	4,719	(13)	1,147	1,546	(26)
Equities	1,942	2,709	(28)	675	246
Global Markets	6,063	7,428	(18)	1,822	1,792	2
Advisory	422	571	(26)	80	150	(47)
Equity capital markets	181	126	44	62	42	48
Debt capital markets	847	1,038	(18)	233	341	(32)
Investment Banking fees	1,450	1,735	(16)	375	533	(30)
Corporate lending	435	(103)		172	(181)
Transaction banking	2,272	1,732	31	713	677	5
Corporate	2,707	1,629	66	885	496	78
Total income	10,220	10,792	(5)	3,082	2,821	9

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,718	2,061	32	955	891	7
Net fee, commission, trading and other income	1,226	1,152	6	405	353	15
Total income	3,944	3,213	23	1,360	1,244	9
Operating costs	(2,318)	(1,984)	(17)	(801)	(733)	(9)
Litigation and conduct	(49)	(302)	84	(17)	(102)	83
Total operating expenses	(2,367)	(2,286)	(4)	(818)	(835)	2
Other net income	9	23	(61)	1	10	(90)
Profit before impairment	1,586	950	67	543	419	30
Credit impairment charges	(1,037)	(527)	(97)	(378)	(249)	(52)
Profit before tax	549	423	30	165	170	(3)
Attributable profit	421	309	36	127	121	5

Performance measures
Return on average allocated tangible equity	10.6%	8.9%		9.6%	9.5%
Average allocated tangible equity (£bn)	5.3	4.7		5.3	5.1
Cost: income ratio	60%	71%		60%	67%
Loan loss rate (bps)	297	150		321	211

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	42.9	43.2	43.4
Total assets	93.0	80.2	82.0
Deposits at amortised cost	81.3	81.8	83.7
Risk weighted assets	39.9	38.9	38.7

	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	2,625	2,053	28	890	824	8
Private Bank	884	729	21	331	270	23
Payments	435	431	1	139	150	(7)
Total income	3,944	3,213	23	1,360	1,244	9

Head Office	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	(25)	76		14	10	40
Net fee, commission and other income	(154)	(215)	28	(71)	(40)	(78)
Total income	(179)	(139)	(29)	(57)	(30)	(90)
Operating costs	(220)	(239)	8	(75)	(94)	20
Litigation and conduct	(4)	(54)	93	1	(54)
Total operating expenses	(224)	(293)	24	(74)	(148)	50
Other net (expenses)/income	(5)	(26)	81	6	(10)
Loss before impairment	(408)	(458)	11	(125)	(188)	34
Credit impairment (charges)/releases	(25)	12		(16)	(5)
Loss before tax	(433)	(446)	3	(141)	(193)	27
Attributable loss	(344)	(635)	46	(105)	(173)	39

Performance measures
Average allocated tangible equity (£bn)	(0.2)	1.6		(0.4)	(0.4)

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Total assets	18.7	19.2	18.7
Risk weighted assets	9.5	8.6	8.2
Period end allocated tangible equity	1.0	(0.2)	(3.5)

Quarterly Results Summary

Barclays Group
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q4211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,247	3,270	3,053	2,741	3,068	2,422	2,341	2,230
Net fee, commission and other income	3,011	3,015	4,184	3,060	2,883	4,286	4,155	2,930
Total income	6,258	6,285	7,237	5,801	5,951	6,708	6,496	5,160
Operating costs	(3,949)	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)	(3,514)
UK bank levy	-	-	-	(176)	-	-	-	(170)
Litigation and conduct	-	(33)	1	(79)	339	(1,334)	(523)	(92)
Total operating expenses	(3,949)	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)	(3,776)
Other net income/(expenses)	9	3	(5)	10	(1)	7	(10)	13
Profit before impairment	2,318	2,336	3,122	1,808	2,350	1,699	2,375	1,397
Credit impairment (charges)/releases	(433)	(372)	(524)	(498)	(381)	(200)	(141)	31
Profit before tax	1,885	1,964	2,598	1,310	1,969	1,499	2,234	1,428
Tax (charge)/credit	(343)	(353)	(561)	33	(249)	(209)	(614)	(104)
Profit after tax	1,542	1,611	2,037	1,343	1,720	1,290	1,620	1,324
Non-controlling interests	(9)	(22)	(8)	(22)	(2)	(20)	(1)	(27)
Other equity instrument holders	(259)	(261)	(246)	(285)	(206)	(199)	(215)	(218)
Attributable profit	1,274	1,328	1,783	1,036	1,512	1,071	1,404	1,079

Performance measures
Return on average tangible shareholders' equity	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%
Average tangible shareholders' equity (£bn)	46.5	46.7	47.6	46.7	48.6	49.0	48.8	48.0
Cost: income ratio	63%	63%	57%	69%	60%	75%	63%	73%
Loan loss rate (bps)	42	37	52	49	36	20	15	(3)
Basic earnings per share	8.3p	8.6p	11.3p	6.5p	9.4p	6.4p	8.4p	6.4p
Basic weighted average number of shares (m)	15,405	15,523	15,770	15,828	16,148	16,684	16,682	16,985
Period end number of shares (m)	15,239	15,556	15,701	15,871	15,888	16,531	16,762	16,752

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	339.6	337.4	343.6	343.3	346.3	337.2	325.8	319.9
Loans and advances to banks at amortised cost	11.5	10.9	11.0	10.0	12.5	12.5	11.4	9.7
Debt securities at amortised cost	54.3	53.1	48.9	45.5	54.8	46.1	34.5	31.8
Loans and advances at amortised cost	405.4	401.4	403.5	398.8	413.7	395.8	371.7	361.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.5%	1.6%
Total assets	1,591.7	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1	1,384.3
Deposits at amortised cost	561.3	554.7	555.7	545.8	574.4	568.7	546.5	519.4
Tangible net asset value per share	316p	291p	301p	295p	286p	297p	294p	291p
Common equity tier 1 ratio	14.0%	13.8%	13.6%	13.9%	13.8%	13.6%	13.8%	15.1%
Common equity tier 1 capital	48.0	46.6	46.0	46.9	48.6	46.7	45.3	47.3
Risk weighted assets	341.9	336.9	338.4	336.5	350.8	344.5	328.8	314.1
UK leverage ratio	5.0%	5.1%	5.1%	5.3%	5.0%	5.1%	5.0%	5.2%
UK leverage exposure	1,202.4	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5	1,137.9

Funding and liquidity
Group liquidity pool (£bn)	335.0	330.7	333.0	318.0	325.8	342.5	319.8	291.0
Liquidity coverage ratio3	159%	157%	157%	156%	156%	157%	159%	160%
Net stable funding ratio4	138%	139%	139%	137%
Loan: deposit ratio	72%	72%	73%	73%	72%	70%	68%	70%

1	The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2	Refer to pages 32 to 36 for further information on how capital, RWAs and leverage are calculated.
3	The Liquidity Coverage Ratio is based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
4	Represents average of the last four spot quarter end positions.

Quarterly Results by Business

Barclays UK
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,578	1,660	1,618	1,600	1,561	1,393	1,339	1,313
Net fee, commission and other income	295	301	343	370	355	331	310	386
Total income	1,873	1,961	1,961	1,970	1,916	1,724	1,649	1,699
Operating costs	(1,058)	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)	(998)	(1,202)
UK bank levy	-	-	-	(26)	-	-	-	(36)
Litigation and conduct	9	5	(2)	(13)	(3)	(16)	(9)	(5)
Total operating expenses	(1,049)	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)	(1,243)
Other net income/(expenses)	-	-	-	1	(1)	-	-	(1)
Profit before impairment	824	876	867	824	843	623	642	455
Credit impairment (charges)/releases	(59)	(95)	(113)	(157)	(81)	-	(48)	59
Profit before tax	765	781	754	667	762	623	594	514
Attributable profit	531	534	515	474	549	458	396	420

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	204.9	206.8	208.2	205.1	205.1	205.9	207.3	208.8
Total assets	299.9	304.8	308.6	313.2	316.8	318.8	317.2	321.2
Customer deposits at amortised cost	243.2	249.8	254.3	258.0	261.0	261.5	260.3	260.6
Loan: deposit ratio	92%	90%	90%	87%	86%	85%	85%	85%
Risk weighted assets	73.2	73.0	74.6	73.1	73.2	72.2	72.7	72.3
Period end allocated tangible equity	10.1	10.1	10.3	10.1	10.1	9.9	10.1	10.0

Performance measures
Return on average allocated tangible equity	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%
Average allocated tangible equity (£bn)	10.1	10.2	10.3	10.2	9.9	10.0	10.1	10.0
Cost: income ratio	56%	55%	56%	58%	56%	64%	61%	73%
Loan loss rate (bps)	10	17	20	27	14	-	9	(10)
Net interest margin	3.04%	3.22%	3.18%	3.10%	3.01%	2.71%	2.62%	2.49%

Analysis of Barclays UK	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,165	1,244	1,253	1,229	1,212	1,077	1,022	983
Barclaycard Consumer UK	238	237	247	269	283	265	276	352
Business Banking	470	480	461	472	421	382	351	364
Total income	1,873	1,961	1,961	1,970	1,916	1,724	1,649	1,699

Analysis of credit impairment (charges)/releases
Personal Banking	(85)	(92)	(28)	(120)	(26)	(42)	21	8
Barclaycard Consumer UK	29	(35)	(83)	(12)	2	84	(44)	114
Business Banking	(3)	32	(2)	(25)	(57)	(42)	(25)	(63)
Total credit impairment (charges)/releases	(59)	(95)	(113)	(157)	(81)	-	(48)	59

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	172.3	173.3	173.6	169.7	168.7	167.1	166.5	165.4
Barclaycard Consumer UK	9.6	9.3	9.0	9.2	9.0	8.8	8.4	8.7
Business Banking	23.0	24.2	25.6	26.2	27.4	30.0	32.4	34.7
Total loans and advances to customers at amortised cost	204.9	206.8	208.2	205.1	205.1	205.9	207.3	208.8

Analysis of customer deposits at amortised cost
Personal Banking	186.1	191.1	194.3	195.6	197.3	197.0	196.6	196.4
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	57.1	58.7	60.0	62.4	63.7	64.5	63.7	64.2
Total customer deposits at amortised cost	243.2	249.8	254.3	258.0	261.0	261.5	260.3	260.6

Barclays International
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q4211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,655	1,730	1,354	1,465	1,497	1,029	936	955
Net trading income	1,461	1,278	2,419	1,169	1,328	2,766	2,446	789
Net fee, commission and other income	1,326	1,432	1,509	1,228	1,240	1,321	1,442	1,766
Total income	4,442	4,440	5,282	3,862	4,065	5,116	4,824	3,510
Operating costs	(2,816)	(2,747)	(2,956)	(2,543)	(2,776)	(2,537)	(2,505)	(2,160)
UK bank levy	-	-	-	(133)	-	-	-	(134)
Litigation and conduct	(10)	(33)	3	(67)	396	(1,319)	(513)	(84)
Total operating expenses	(2,826)	(2,780)	(2,953)	(2,743)	(2,380)	(3,856)	(3,018)	(2,378)
Other net income	3	6	3	5	10	5	8	3
Profit before impairment	1,619	1,666	2,332	1,124	1,695	1,265	1,814	1,135
Credit impairment charges	(358)	(275)	(404)	(328)	(295)	(209)	(101)	(23)
Profit before tax	1,261	1,391	1,928	796	1,400	1,056	1,713	1,112
Attributable profit	848	953	1,348	625	1,136	783	1,300	818

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	130.8	126.6	131.0	133.7	137.0	126.7	113.9	106.4
Loans and advances to banks at amortised cost	10.3	9.7	9.8	8.7	11.0	11.3	10.2	8.4
Debt securities at amortised cost	36.4	35.2	30.8	27.2	36.2	29.3	20.7	19.0
Loans and advances at amortised cost	177.5	171.5	171.6	169.6	184.2	167.3	144.8	133.8
Trading portfolio assets	155.4	165.1	137.7	133.8	126.3	126.9	134.1	146.9
Derivative financial instrument assets	280.4	264.9	256.6	301.7	415.7	343.5	288.8	261.5
Financial assets at fair value through the income statement	238.3	232.2	245.0	210.5	244.7	209.3	203.8	188.2
Cash collateral and settlement balances	136.0	123.9	125.5	107.7	163.3	128.5	132.0	88.1
Other assets	285.5	268.8	275.0	258.0	257.2	275.1	255.5	225.6
Total assets	1,273.1	1,226.4	1,211.4	1,181.3	1,391.4	1,250.6	1,159.0	1,044.1
Deposits at amortised cost	318.2	305.0	301.6	287.6	313.2	307.4	286.1	258.8
Derivative financial instrument liabilities	268.3	254.5	246.7	288.9	394.2	321.2	277.2	256.4
Loan: deposit ratio	56%	56%	57%	59%	59%	54%	51%	52%
Risk weighted assets	259.2	254.6	255.1	254.8	269.3	263.8	245.1	230.9
Period end allocated tangible equity	37.1	36.7	36.8	36.8	38.8	38.0	35.6	33.2

Performance measures
Return on average allocated tangible equity	9.2%	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%
Average allocated tangible equity (£bn)	36.8	37.1	37.1	38.9	39.1	37.3	35.1	32.9
Cost: income ratio	64%	63%	56%	71%	59%	75%	63%	68%
Loan loss rate (bps)	78	63	94	75	62	49	28	7
Net interest margin	5.98%	5.85%	5.87%	5.71%	5.58%	4.41%	4.15%	4.14%

1	The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Analysis of Barclays International

Corporate and Investment Bank	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q4211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	700	856	465	548	606	410	385	432
Net trading income	1,503	1,353	2,437	1,201	1,344	2,738	2,450	774
Net fee, commission and other income	879	953	1,074	827	871	885	1,103	1,426
Total income	3,082	3,162	3,976	2,576	2,821	4,033	3,938	2,632
Operating costs	(2,015)	(1,984)	(2,202)	(1,796)	(2,043)	(1,870)	(1,921)	(1,562)
UK bank levy	-	-	-	(126)	-	-	-	(128)
Litigation and conduct	7	(1)	3	(55)	498	(1,314)	(318)	(59)
Total operating expenses	(2,008)	(1,985)	(2,199)	(1,977)	(1,545)	(3,184)	(2,239)	(1,749)
Other net income	2	1	-	2	-	-	-	1
Profit before impairment	1,076	1,178	1,777	601	1,276	849	1,699	884
Credit impairment releases/(charges)	20	13	(33)	(41)	(46)	(65)	33	73
Profit before tax	1,096	1,191	1,744	560	1,230	784	1,732	957
Attributable profit	721	798	1,209	454	1,015	579	1,316	695

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	87.9	84.8	89.2	90.5	93.6	86.5	79.5	73.4
Loans and advances to banks at amortised cost	9.6	9.0	9.2	8.1	10.2	10.0	9.4	7.6
Debt securities at amortised cost	36.3	35.1	30.7	27.2	36.2	29.3	20.7	19.0
Loans and advances at amortised cost	133.8	128.9	129.1	125.8	140.0	125.8	109.6	100.0
Trading portfolio assets	155.3	165.0	137.6	133.7	126.1	126.7	134.0	146.7
Derivative financial instruments assets	280.4	264.8	256.5	301.6	415.5	343.4	288.7	261.5
Financial assets at fair value through the income statement	238.2	232.1	244.9	210.5	244.6	209.2	203.8	188.1
Cash collateral and settlement balances	135.2	122.5	124.7	106.9	162.6	127.7	131.2	87.2
Other assets	237.2	224.6	230.3	222.6	220.6	237.2	222.5	195.8
Total assets	1,180.1	1,137.9	1,123.1	1,101.1	1,309.4	1,170.0	1,089.8	979.3
Deposits at amortised cost	236.9	225.5	221.0	205.8	229.5	229.5	214.7	189.4
Derivative financial instrument liabilities	268.3	254.5	246.7	288.9	394.2	321.2	277.1	256.4
Risk weighted assets	219.2	216.5	216.8	215.9	230.6	227.6	213.5	200.7

Performance measures
Return on average allocated tangible equity	9.2%	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%
Average allocated tangible equity (£bn)	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7
Cost: income ratio	65%	63%	55%	77%	55%	79%	57%	66%
Loan loss rate (bps)	(6)	(4)	10	13	13	20	(12)	(29)
Net interest margin	3.65%	3.98%	3.95%	3.73%	3.56%	2.88%	2.52%	2.67%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,147	1,186	1,788	976	1,546	1,529	1,644	546
Equities	675	563	704	440	246	1,411	1,052	501
Global Markets	1,822	1,749	2,492	1,416	1,792	2,940	2,696	1,047
Advisory	80	130	212	197	150	236	185	287
Equity capital markets	62	69	50	40	42	37	47	158
Debt capital markets	233	273	341	243	341	281	416	511
Investment Banking fees	375	472	603	480	533	554	648	956
Corporate lending	172	168	95	(128)	(181)	(47)	125	176
Transaction banking	713	773	786	808	677	586	469	453
Corporate	885	941	881	680	496	539	594	629
Total income	3,082	3,162	3,976	2,576	2,821	4,033	3,938	2,632

1	The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Analysis of Barclays International

Consumer, Cards and Payments	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	955	874	889	918	891	619	551	522
Net fee, commission, trading and other income	405	404	417	368	353	464	335	356
Total income	1,360	1,278	1,306	1,286	1,244	1,083	886	878
Operating costs	(801)	(763)	(754)	(747)	(733)	(667)	(584)	(598)
UK bank levy	-	-	-	(7)	-	-	-	(6)
Litigation and conduct	(17)	(32)	-	(12)	(102)	(5)	(195)	(25)
Total operating expenses	(818)	(795)	(754)	(766)	(835)	(672)	(779)	(629)
Other net income	1	5	3	3	10	5	8	2
Profit before impairment	543	488	555	523	419	416	115	251
Credit impairment charges	(378)	(288)	(371)	(287)	(249)	(144)	(134)	(96)
Profit/(loss) before tax	165	200	184	236	170	272	(19)	155
Attributable profit/(loss)	127	155	139	171	121	204	(16)	123

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	42.9	41.7	41.8	43.2	43.4	40.2	34.4	33.0
Total assets	93.0	88.5	88.3	80.2	82.0	80.6	69.2	64.8
Deposits at amortised cost	81.3	79.5	80.6	81.8	83.7	77.9	71.4	69.4
Risk weighted assets	39.9	38.1	38.2	38.9	38.7	36.2	31.6	30.2

Performance measures
Return on average allocated tangible equity	9.6%	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%
Average allocated tangible equity (£bn)	5.3	5.3	5.3	5.2	5.1	4.6	4.3	4.2
Cost: income ratio	60%	62%	58%	60%	67%	62%	88%	72%
Loan loss rate (bps)	321	255	332	245	211	132	145	105
Net interest margin	8.88%	8.25%	8.42%	8.40%	8.41%	6.68%	6.56%	6.29%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	890	835	900	860	824	691	538	552
Private Bank	331	295	258	285	270	245	214	200
Payments	139	148	148	141	150	147	134	126
Total income	1,360	1,278	1,306	1,286	1,244	1,083	886	878

Head Office
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	14	(120)	81	(324)	10	-	66	(38)
Net fee, commission and other income	(71)	4	(87)	293	(40)	(132)	(43)	(11)
Total income	(57)	(116)	(6)	(31)	(30)	(132)	23	(49)
Operating costs	(75)	(82)	(63)	(97)	(94)	(60)	(85)	(152)
UK bank levy	-	-	-	(17)	-	-	-	-
Litigation and conduct	1	(5)	-	1	(54)	1	(1)	(3)
Total operating expenses	(74)	(87)	(63)	(113)	(148)	(59)	(86)	(155)
Other net income/(expenses)	6	(3)	(8)	4	(10)	2	(18)	11
Loss before impairment	(125)	(206)	(77)	(140)	(188)	(189)	(81)	(193)
Credit impairment (charges)/releases	(16)	(2)	(7)	(13)	(5)	9	8	(5)
Loss before tax	(141)	(208)	(84)	(153)	(193)	(180)	(73)	(198)
Attributable loss	(105)	(159)	(80)	(63)	(173)	(170)	(292)	(159)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.7	18.5	19.1	19.2	18.7	19.8	19.9	19.0
Risk weighted assets1	9.5	9.3	8.8	8.6	8.2	8.6	11.0	11.0
Period end allocated tangible equity1	1.0	(1.5)	0.2	(0.2)	(3.5)	1.1	3.6	5.5

Performance measures1
Average allocated tangible equity (£bn)	(0.4)	(0.6)	0.2	(2.4)	(0.4)	1.7	3.6	5.1

1	The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Performance Management

Margins and balances
	Nine months ended 30.09.23			Nine months ended 30.09.22
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,856	206,338	3.15	4,293	206,308	2.78
Corporate and Investment Bank	1,582	54,770	3.86	1,241	54,960	3.02
Consumer, Cards and Payments	2,718	42,674	8.52	2,061	37,481	7.35
Barclays International	4,300	97,444	5.90	3,302	92,441	4.78
Barclays Group	9,156	303,782	4.03	7,595	298,749	3.40
Other1	414			236
Total Barclays Group net interest income	9,570			7,831

1	Other comprises net interest income from Markets within Barclays International and Head Office including hedge accounting.

The Barclays Group NIM has increased 63bps from 3.40% in Q322 to 4.03% in Q323, driven by the higher interest rate environment and continued structural hedge income momentum across the Group as well as higher balances in CC&P including the Gap portfolio acquisition, partially offset by product dynamics in deposits and mortgages.

The Group's combined product and equity structural hedge notional amount at September 2023 was £252bn (June 2023: £256bn), with an average duration of close to 2.5 years (2022: average duration close to 3 years). Gross structural hedge contributions of £2,609m (Q322: £1,487m) and net structural hedge contributions of £(5,964)m (Q322: £(361)m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis

	Q323	Q223	Q123	Q422	Q322
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,578	1,660	1,618	1,600	1,561
Corporate and Investment Bank	491	540	551	556	529
Consumer, Cards and Payments	955	874	889	918	891
Barclays International	1,446	1,414	1,440	1,474	1,420
Barclays Group	3,024	3,074	3,058	3,074	2,981

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	205,693	207,073	206,241	204,941	205,881
Corporate and Investment Bank	53,290	54,417	56,612	59,146	58,891
Consumer, Cards and Payments	42,678	42,503	42,840	43,319	42,019
Barclays International	95,968	96,920	99,452	102,465	100,910
Barclays Group	301,661	303,993	305,693	307,406	306,791

Net interest margin	%	%	%	%	%
Barclays UK	3.04	3.22	3.18	3.10	3.01
Corporate and Investment Bank	3.65	3.98	3.95	3.73	3.56
Consumer, Cards and Payments	8.88	8.25	8.42	8.40	8.41
Barclays International	5.98	5.85	5.87	5.71	5.58
Barclays Group	3.98	4.06	4.06	3.97	3.85

Credit Risk

Taskforce on Disclosures about Expected Credit Losses (DECL)

The latest DECL III Taskforce recommendation for the minimum product groupings and geographical breakdown have been adopted in the credit risk performance section for this period and the prior period comparatives have been aligned accordingly. The Group intends to adopt further enhancements in future periods.

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio as at 30 September 2023.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	149,754	17,865	1,466	169,085	57	105	105	267
Retail credit cards	7,755	2,280	201	10,236	161	367	117	645
Retail other	6,913	1,171	305	8,389	58	133	155	346
Corporate loans1	54,223	8,744	1,759	64,726	193	211	361	765
Total UK	218,645	30,060	3,731	252,436	469	816	738	2,023
Retail mortgages	4,467	353	709	5,529	6	32	327	365
Retail credit cards	23,695	3,641	1,471	28,807	381	1,161	1,170	2,712
Retail other	3,175	349	263	3,787	20	36	88	144
Corporate loans	60,455	5,041	805	66,301	90	177	245	512
Total Rest of the World	91,792	9,384	3,248	104,424	497	1,406	1,830	3,733
Total loans and advances at amortised cost	310,437	39,444	6,979	356,860	966	2,222	2,568	5,756
Debt securities	51,116	3,237	-	54,353	21	23	-	44
Total loans and advances at amortised cost including debt securities	361,553	42,681	6,979	411,213	987	2,245	2,568	5,800
Off-balance sheet loan commitments and financial guarantee contracts2	383,040	25,419	1,264	409,723	173	336	45	554
Total3,4	744,593	68,100	8,243	820,936	1,160	2,581	2,613	6,354

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	149,697	17,760	1,361	168,818	-	0.6	7.2	0.2
Retail credit cards	7,594	1,913	84	9,591	2.1	16.1	58.2	6.3
Retail other	6,855	1,038	150	8,043	0.8	11.4	50.8	4.1
Corporate loans1	54,030	8,533	1,398	63,961	0.4	2.4	20.5	1.2
Total UK	218,176	29,244	2,993	250,413	0.2	2.7	19.8	0.8
Retail mortgages	4,461	321	382	5,164	0.1	9.1	46.1	6.6
Retail credit cards	23,314	2,480	301	26,095	1.6	31.9	79.5	9.4
Retail other	3,155	313	175	3,643	0.6	10.3	33.5	3.8
Corporate loans	60,365	4,864	560	65,789	0.1	3.5	30.4	0.8
Total Rest of the World	91,295	7,978	1,418	100,691	0.5	15.0	56.3	3.6
Total loans and advances at amortised cost	309,471	37,222	4,411	351,104	0.3	5.6	36.8	1.6
Debt securities	51,095	3,214	-	54,309	-	0.7	-	0.1
Total loans and advances at amortised cost including debt securities	360,566	40,436	4,411	405,413	0.3	5.3	36.8	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	382,867	25,083	1,219	409,169	-	1.3	3.6	0.1
Total3,4	743,433	65,519	5,630	814,582	0.2	3.8	31.7	0.8

1
Includes Business Banking, which has a gross exposure of £15.9bn and an impairment allowance of £445m. This comprises £110m impairment allowance on £10.1bn Stage 1 exposure, £82m on £4.4bn Stage 2 exposure and £253m on £1.4bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.7%.

2	Excludes loan commitments and financial guarantees of £15.3bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £216.3bn and impairment allowance of £165m. This comprises £20m impairment allowance on £215.1bn Stage 1 exposure, £9m on £1.0bn Stage 2 exposure and £136m on £147m Stage 3 exposure.

4	The annualised loan loss rate is 43bps after applying the total impairment charge of £1,329m.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,821	17,735	1,481	165,037	21	49	58	128
Retail credit cards	7,119	2,569	251	9,939	127	493	137	757
Retail other	8,202	1,197	293	9,692	72	138	145	355
Corporate loans1	55,187	12,528	2,008	69,723	317	264	360	941
Total UK	216,329	34,029	4,033	254,391	537	944	700	2,181
Retail mortgages	7,851	465	933	9,249	8	24	356	388
Retail credit cards	22,669	3,880	1,129	27,678	331	1,127	818	2,276
Retail other	5,268	271	427	5,966	28	28	163	219
Corporate loans	56,704	4,290	564	61,558	144	160	182	486
Total Rest of the World	92,492	8,906	3,053	104,451	511	1,339	1,519	3,369
Total loans and advances at amortised cost	308,821	42,935	7,086	358,842	1,048	2,283	2,219	5,550
Debt securities	41,724	3,805	-	45,529	9	33	-	42
Total loans and advances at amortised cost including debt securities	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592
Off-balance sheet loan commitments and financial guarantee contracts2	372,945	30,694	1,180	404,819	245	315	23	583
Total3,4	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,800	17,686	1,423	164,909	-	0.3	3.9	0.1
Retail credit cards	6,992	2,076	114	9,182	1.8	19.2	54.6	7.6
Retail other	8,130	1,059	148	9,337	0.9	11.5	49.5	3.7
Corporate loans1	54,870	12,264	1,648	68,782	0.6	2.1	17.9	1.3
Total UK	215,792	33,085	3,333	252,210	0.2	2.8	17.4	0.9
Retail mortgages	7,843	441	577	8,861	0.1	5.2	38.2	4.2
Retail credit cards	22,338	2,753	311	25,402	1.5	29.0	72.5	8.2
Retail other	5,240	243	264	5,747	0.5	10.3	38.2	3.7
Corporate loans	56,560	4,130	382	61,072	0.3	3.7	32.3	0.8
Total Rest of the World	91,981	7,567	1,534	101,082	0.6	15.0	49.8	3.2
Total loans and advances at amortised cost	307,773	40,652	4,867	353,292	0.3	5.3	31.3	1.5
Debt securities	41,715	3,772	-	45,487	-	0.9	-	0.1
Total loans and advances at amortised cost including debt securities	349,488	44,424	4,867	398,779	0.3	5.0	31.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	372,700	30,379	1,157	404,236	0.1	1.0	1.9	0.1
Total3,4	722,188	74,803	6,024	803,015	0.2	3.4	27.1	0.8

1
Includes Business Banking, which has a gross exposure of £18.1bn and an impairment allowance of £519m. This comprises £149m impairment allowance on £10.5bn Stage 1 exposure, £121m on £6.0bn Stage 2 exposure and £249m on £1.6bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m impairment allowance on £178.4bn Stage 1 exposure, £9m on £1.5bn Stage 2 exposure and £144m on £149m Stage 3 exposure.

4	The annualised loan loss rate is 30bps after applying the total impairment charge of £1,220m.

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 30.09.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	154,221	15,417	1,935	866	18,218	2,175	174,614
Retail credit cards	31,450	5,226	386	309	5,921	1,672	39,043
Retail other	10,088	1,313	125	82	1,520	568	12,176
Corporate loans	114,678	13,556	153	76	13,785	2,564	131,027
Total	310,437	35,512	2,599	1,333	39,444	6,979	356,860

Impairment allowance
Retail mortgages	63	92	23	22	137	432	632
Retail credit cards	542	1,180	158	190	1,528	1,287	3,357
Retail other	78	121	21	27	169	243	490
Corporate loans	283	367	13	8	388	606	1,277
Total	966	1,760	215	247	2,222	2,568	5,756

Net exposure
Retail mortgages	154,158	15,325	1,912	844	18,081	1,743	173,982
Retail credit cards	30,908	4,046	228	119	4,393	385	35,686
Retail other	10,010	1,192	104	55	1,351	325	11,686
Corporate loans	114,395	13,189	140	68	13,397	1,958	129,750
Total	309,471	33,752	2,384	1,086	37,222	4,411	351,104

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	-	0.6	1.2	2.5	0.8	19.9	0.4
Retail credit cards	1.7	22.6	40.9	61.5	25.8	77.0	8.6
Retail other	0.8	9.2	16.8	32.9	11.1	42.8	4.0
Corporate loans	0.2	2.7	8.5	10.5	2.8	23.6	1.0
Total	0.3	5.0	8.3	18.5	5.6	36.8	1.6

As at 31.12.22
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	153,672	15,990	1,684	526	18,200	2,414	174,286
Retail credit cards	29,788	5,731	284	434	6,449	1,380	37,617
Retail other	13,470	1,232	104	132	1,468	720	15,658
Corporate loans	111,891	16,552	159	107	16,818	2,572	131,281
Total	308,821	39,505	2,231	1,199	42,935	7,086	358,842

Impairment allowance
Retail mortgages	29	53	11	9	73	414	516
Retail credit cards	458	1,334	100	186	1,620	955	3,033
Retail other	100	118	22	26	166	308	574
Corporate loans	461	401	13	10	424	542	1,427
Total	1,048	1,906	146	231	2,283	2,219	5,550

Net exposure
Retail mortgages	153,643	15,937	1,673	517	18,127	2,000	173,770
Retail credit cards	29,330	4,397	184	248	4,829	425	34,584
Retail other	13,370	1,114	82	106	1,302	412	15,084
Corporate loans	111,430	16,151	146	97	16,394	2,030	129,854
Total	307,773	37,599	2,085	968	40,652	4,867	353,292

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	-	0.3	0.7	1.7	0.4	17.1	0.3
Retail credit cards	1.5	23.3	35.2	42.9	25.1	69.2	8.1
Retail other	0.7	9.6	21.2	19.7	11.3	42.8	3.7
Corporate loans	0.4	2.4	8.2	9.3	2.5	21.1	1.1
Total	0.3	4.8	6.5	19.3	5.3	31.3	1.5

Measurement uncertainty

Scenarios used to calculate the Group's ECL charge were refreshed in Q323 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, although the outlook in major economies has improved somewhat since last year, GDP growth remains weak in the coming quarters and beyond, as tight monetary policy continues to restrain growth. Consumer price inflation eases over 2023 as base effects, supply chain pressures and lower energy prices provide some downward pressure. UK and US unemployment rates increase only gradually in the coming quarters, peaking at 4.5% in Q424 and reaching 4.4% in Q324 respectively. Central banks continue raising interest rates, with both the UK bank rate and the US federal funds rate reaching their peaks at 6.0% and 5.5% respectively during 2023.

The Downside 2 scenario is broadly aligned to the previous scenario refresh. Inflation rates rise again as energy prices suddenly surge again amid renewed geopolitical risks. Inflation becomes entrenched and inflation expectations go up, contributing to higher pressure on wage growth. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8% and the US federal funds rate peaking at 7%. Weakened businesses lay off workers and consumers stop spending exacerbating the downward stress. Unemployment peaks at 8.5% in the UK and 9.8% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside scenarios, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. As a result of easing inflation, central banks lower interest rates to support the economic recovery.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The decrease in the Downside and Upside weightings and the increase in the Baseline weighting reflected a closer alignment between actual GDP and Baseline, increasing the expected likelihood of the Baseline relative to the other scenarios. An improving economic outlook moved the Baseline US GDP paths further from the Downside scenarios, further reducing the Downside weights.

The economic uncertainty adjustments of £0.3bn (30 June 2023: £0.3bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.3bn (30 June 2023: £0.2bn) which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £nil (30 June 2023: £0.1bn).

The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Macroeconomic variables used in the calculation of ECL
As at 30.09.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.4	0.4	1.4	2.0	2.0
UK unemployment2	4.1	4.4	4.3	4.5	4.8
UK HPI3	(5.8)	(2.7)	1.9	3.8	7.3
UK bank rate	5.1	5.9	5.2	4.7	4.4
US GDP1	2.0	0.9	1.7	1.8	1.8
US unemployment4	3.6	4.3	4.4	4.4	4.4
US HPI5	0.9	1.9	3.1	3.1	3.1
US federal funds rate	5.2	4.9	4.1	3.8	3.8

Downside 2
UK GDP1	0.2	(4.2)	(2.1)	2.5	2.1
UK unemployment2	4.2	6.9	8.4	7.8	7.2
UK HPI3	(6.4)	(20.5)	(17.9)	(1.2)	10.2
UK bank rate	5.1	7.8	7.6	6.4	5.2
US GDP1	1.8	(3.9)	(1.9)	2.6	2.3
US unemployment4	3.8	7.8	9.7	8.8	7.4
US HPI5	0.6	(4.2)	(3.8)	0.7	5.2
US federal funds rate	5.3	6.9	6.8	5.4	4.4

Downside 1
UK GDP1	0.3	(1.9)	(0.3)	2.2	2.0
UK unemployment2	4.1	5.7	6.3	6.2	6.0
UK HPI3	(6.1)	(11.9)	(8.4)	1.3	8.8
UK bank rate	5.1	6.8	6.4	5.6	4.9
US GDP1	1.9	(1.5)	(0.1)	2.2	2.1
US unemployment4	3.7	6.1	7.0	6.6	5.9
US HPI5	0.8	(1.2)	(0.4)	1.9	4.2
US federal funds rate	5.3	5.9	5.3	4.8	4.1

Upside 2
UK GDP1	0.8	4.0	3.3	2.8	2.4
UK unemployment2	4.0	3.7	3.5	3.6	3.6
UK HPI3	(3.2)	9.4	6.2	4.4	6.0
UK bank rate	4.7	3.6	2.6	2.5	2.5
US GDP1	2.3	3.9	3.2	2.8	2.8
US unemployment4	3.5	3.4	3.6	3.6	3.6
US HPI5	2.6	5.0	5.2	4.9	4.9
US federal funds rate	4.9	3.5	2.9	2.8	2.8

Upside 1
UK GDP1	0.6	2.2	2.4	2.4	2.2
UK unemployment2	4.1	4.0	3.9	4.0	4.2
UK HPI3	(4.5)	3.2	4.0	4.1	6.6
UK bank rate	4.9	4.8	3.9	3.5	3.4
US GDP1	2.2	2.4	2.5	2.3	2.3
US unemployment4	3.6	3.9	4.0	4.0	4.0
US HPI5	1.7	3.5	4.1	4.0	4.0
US federal funds rate	5.1	4.3	3.6	3.4	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

As at 30.06.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.3	0.9	1.6	1.8	1.9
UK unemployment2	4.1	4.4	4.2	4.2	4.2
UK HPI3	(6.1)	(1.3)	2.0	4.3	5.7
UK bank rate	4.8	4.6	3.9	3.8	3.5
US GDP1	1.1	0.7	2.0	2.0	2.0
US unemployment4	3.8	4.6	4.6	4.6	4.6
US HPI5	(0.7)	3.6	2.4	2.7	2.7
US federal funds rate	5.0	3.7	3.0	2.8	3.0

Downside 2
UK GDP1	(0.5)	(5.0)	(0.4)	2.5	1.9
UK unemployment2	4.4	7.8	8.3	7.7	7.1
UK HPI3	(10.2)	(20.5)	(17.7)	5.6	8.2
UK bank rate	5.5	8.0	7.3	6.1	4.8
US GDP1	0.5	(4.8)	(0.3)	2.8	2.1
US unemployment4	4.5	8.7	9.6	8.5	7.0
US HPI5	(1.8)	(3.7)	(4.2)	2.6	4.8
US federal funds rate	5.7	7.0	6.5	5.1	4.2

Downside 1
UK GDP1	(0.1)	(2.1)	0.6	2.2	1.9
UK unemployment2	4.2	6.1	6.2	5.9	5.6
UK HPI3	(8.1)	(11.3)	(8.2)	5.0	7.0
UK bank rate	5.2	6.1	5.6	4.8	4.1
US GDP1	0.8	(2.0)	0.8	2.4	2.0
US unemployment4	4.1	6.7	7.1	6.5	5.8
US HPI5	(1.2)	(0.1)	(0.9)	2.7	3.8
US federal funds rate	5.2	4.9	4.5	4.3	3.8

Upside 2
UK GDP1	1.2	4.1	3.2	2.6	2.3
UK unemployment2	3.9	3.6	3.5	3.6	3.6
UK HPI3	0.4	10.6	4.8	4.2	3.8
UK bank rate	4.4	3.3	2.5	2.5	2.5
US GDP1	2.2	3.9	3.0	2.8	2.8
US unemployment4	3.4	3.5	3.6	3.6	3.6
US HPI5	2.5	5.5	4.6	4.5	4.5
US federal funds rate	4.7	3.2	2.2	2.0	2.0

Upside 1
UK GDP1	0.8	2.5	2.4	2.2	2.1
UK unemployment2	4.0	4.0	3.9	3.9	3.9
UK HPI3	(2.9)	4.5	3.4	4.3	4.7
UK bank rate	4.6	4.0	3.1	3.0	3.0
US GDP1	1.6	2.3	2.5	2.4	2.4
US unemployment4	3.6	4.1	4.1	4.1	4.1
US HPI5	0.9	4.6	3.5	3.6	3.6
US federal funds rate	4.8	3.4	2.6	2.5	2.5

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

As at 31.12.22	2022	2023	2024	2025	2026
Baseline	%	%	%	%	%
UK GDP1	3.3	(0.8)	0.9	1.8	1.9
UK unemployment2	3.7	4.5	4.4	4.1	4.2
UK HPI3	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP1	1.8	0.5	1.2	1.5	1.5
US unemployment4	3.7	4.3	4.7	4.7	4.7
US HPI5	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2
UK GDP1	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment2	3.7	6.0	8.4	8.0	7.4
UK HPI3	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP1	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment4	3.7	6.0	8.5	8.1	7.1
US HPI5	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1
UK GDP1	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment2	3.7	5.2	6.4	6.0	5.8
UK HPI3	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP1	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment4	3.7	5.1	6.6	6.4	5.9
US HPI5	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2
UK GDP1	3.3	2.8	3.7	2.9	2.4
UK unemployment2	3.7	3.5	3.4	3.4	3.4
UK HPI3	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP1	1.8	3.3	3.5	2.8	2.8
US unemployment4	3.7	3.3	3.3	3.3	3.3
US HPI5	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1
UK GDP1	3.3	1.0	2.3	2.4	2.1
UK unemployment2	3.7	4.0	3.9	3.8	3.8
UK HPI3	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP1	1.8	1.9	2.3	2.2	2.2
US unemployment4	3.7	3.8	4.0	4.0	4.0
US HPI5	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.23
Scenario probability weighting	12.3	24.4	41.5	15.1	6.7
As at 30.06.23
Scenario probability weighting	13.0	24.7	40.2	15.2	6.9
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0

Treasury and Capital Risk

Regulatory minimum requirements

Capital

The Group's Overall Capital Requirement for CET1 is 11.8% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.9% Countercyclical Capital Buffer (CCyB).

The Group's CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. Following the Financial Policy Committee (FPC) announcement on 5 July 2022, the UK CCyB increased from 1% to 2% with effect from 5 July 2023. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group's Pillar 2A requirement as per the PRA's Individual Capital Requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group's CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.7% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Capital ratios1,2	As at 30.09.23	As at 30.06.23	As at 31.12.22
CET1	14.0%	13.8%	13.9%
T1	17.5%	17.9%	17.9%
Total regulatory capital	20.0%	20.5%	20.8%
MREL ratio as a percentage of total RWAs	33.4%	32.9%	33.5%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,315	67,669	68,292
Less: other equity instruments (recognised as AT1 capital)	(11,857)	(13,759)	(13,284)
Adjustment to retained earnings for foreseeable ordinary share dividends	(497)	(622)	(787)
Adjustment to retained earnings for foreseeable repurchase of shares	(223)	-	-
Adjustment to retained earnings for foreseeable other equity coupons	(45)	(39)	(37)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,630)	(1,800)	(1,726)
Goodwill and intangible assets	(8,243)	(8,584)	(8,224)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,480)	(1,372)	(1,500)
Fair value reserves related to gains or losses on cash flow hedges	6,421	7,992	7,237
Excess of expected losses over impairment	(292)	(228)	(119)
Gains or losses on liabilities at fair value resulting from own credit	(142)	(116)	(620)
Defined benefit pension fund assets	(2,960)	(2,995)	(3,430)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	290	206	700
Other regulatory adjustments	321	308	396
CET1 capital	47,958	46,640	46,878

AT1 capital
Capital instruments and related share premium accounts	11,857	13,759	13,284
Other regulatory adjustments and deductions	(60)	(60)	(60)
AT1 capital	11,797	13,699	13,224

T1 capital	59,755	60,339	60,102

T2 capital
Capital instruments and related share premium accounts	8,126	8,212	9,000
Qualifying T2 capital (including minority interests) issued by subsidiaries	757	769	1,095
Credit risk adjustments (excess of impairment over expected losses)	58	71	35
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	68,536	69,231	70,072

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(757)	(769)	(1,095)
Eligible liabilities	46,477	42,559	43,851

Total own funds and eligible liabilities3	114,256	111,021	112,828

Total RWAs	341,868	336,946	336,518

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.9%, with £47.7bn of CET1 capital and £341.8bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
As at 30 September 2023, the Group's MREL requirement, excluding the PRA buffer, was to hold £101.1bn of own funds and eligible liabilities equating to 29.6% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer

Movement in CET1 capital	Three months ended 30.09.23	Nine months ended 30.09.23
	£m	£m
Opening CET1 capital	46,640	46,878

Profit for the period attributable to equity holders	1,533	5,151
Own credit relating to derivative liabilities	-	8
Ordinary share dividends paid and foreseen	(298)	(920)
Purchased and foreseeable share repurchase	(750)	(1,250)
Other equity coupons paid and foreseen	(267)	(774)
Increase in retained regulatory capital generated from earnings	218	2,215

Net impact of share schemes	120	(36)
Fair value through other comprehensive income reserve	(157)	(82)
Currency translation reserve	810	(363)
Other reserves	(16)	(36)
Increase/(decrease) in other qualifying reserves	757	(517)

Pension remeasurements within reserves	(51)	(527)
Defined benefit pension fund asset deduction	35	470
Net impact of pensions	(16)	(57)

Additional value adjustments (PVA)	170	96
Goodwill and intangible assets	341	(19)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(108)	20
Excess of expected loss over impairment	(64)	(173)
Adjustment under IFRS 9 transitional arrangements	84	(410)
Other regulatory adjustments	(64)	(75)
Increase/(decrease) in regulatory capital due to adjustments and deductions	359	(561)

Closing CET1 capital	47,958	47,958

CET1 capital increased £1.1bn to £48.0bn (December 2022: £46.9bn).

£5.2bn of capital generated from profit was partially offset by distributions of £2.9bn comprising:

●	£1.3bn of share buybacks announced with FY22 and H123 results
●	£0.9bn of ordinary share dividend paid and foreseen reflecting £0.4bn half year 2023 dividend paid and a £0.5bn accrual towards FY23 dividend
●	£0.8bn of equity coupons paid and foreseen

Other significant movements in the period were:

●	£0.4bn decrease in the currency translation reserve driven by the strengthening of GBP against USD since December 2022
●
£0.4bn decrease in IFRS 9 transitional relief primarily due to the relief applied to the pre-2020 impairment charge reducing to 0% in 2023 from 25% in 2022 and the relief applied to the post-2020 impairment charge reducing to 50% in 2023 from 75% in 2022.

RWAs by risk type and business
	Credit risk1		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.23	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	11,731	49,928	160	-	-	90	215	-	11,054	73,178
Corporate and Investment Bank	38,869	69,467	17,983	21,784	123	3,108	17,542	23,253	27,093	219,222
Consumer, Cards and Payments	28,613	3,987	191	51	-	42	2	535	6,527	39,948
Barclays International	67,482	73,454	18,174	21,835	123	3,150	17,544	23,788	33,620	259,170
Head Office	4,116	6,213	-	-	-	-	-	-	(809)	9,520
Barclays Group	83,329	129,595	18,334	21,835	123	3,240	17,759	23,788	43,865	341,868
As at 30.06.23
Barclays UK	8,377	52,867	245	-	-	124	374	-	11,054	73,041
Corporate and Investment Bank	33,567	75,880	17,551	20,687	454	2,841	16,179	22,251	27,093	216,503
Consumer, Cards and Payments	26,306	4,484	202	51	-	63	3	424	6,527	38,060
Barclays International	59,873	80,364	17,753	20,738	454	2,904	16,182	22,675	33,620	254,563
Head Office	2,584	7,567	-	-	-	-	-	-	(809)	9,342
Barclays Group	70,834	140,798	17,998	20,738	454	3,028	16,556	22,675	43,865	336,946
As at 31.12.22
Barclays UK	6,836	54,752	167	-	-	72	233	-	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	-	61	-	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	-	-	-	-	-	-	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

1	Credit risk RWAs of £9.8bn relating to deferred tax assets, have been reclassified from IRB to STD with no impact to total RWAs.

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518
Book size	(1,047)	1,901	4,749	50	5,653
Acquisitions and disposals	688	-	-	-	688
Book quality	1,466	(6)	-	-	1,460
Model updates	(2,600)	-	-	-	(2,600)
Methodology and policy	2,740	583	-	-	3,323
Foreign exchange movements1	(2,196)	(942)	(36)	-	(3,174)
Total RWA movements	(949)	1,536	4,713	50	5,350
Closing RWAs (as at 30.09.23)	212,924	43,532	41,547	43,865	341,868

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £5.4bn to £341.9bn (December 2022: £336.5bn).

Credit risk RWAs decreased £0.9bn:

●	A £1.0bn decrease in book size within CIB, partially offset by higher credit card balances within CC&P
●	A £1.5bn increase in book quality RWAs primarily driven by changes in risk parameters and HPI refresh within Barclays UK
●	A £2.6bn decrease in model updates primarily driven by capital LGD model update for the mortgage portfolio to reflect the significant decrease in repossession volume during and post the COVID pandemic
●	A £2.7bn increase in methodology and policy primarily driven by the recalibration of the post model adjustment (PMA) introduced to address the IRB roadmap changes.
●	A £2.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD since December 2022

Counterparty Credit risk RWAs increased £1.5bn:

●	A £1.9bn increase in book size primarily due to increased trading activity within CIB since December 2022

Market risk RWAs increased £4.7bn:

●	A £4.7bn increase in book size primarily due to increased trading activity within CIB since December 2022

Leverage ratios1,2	As at 30.09.23	As at 30.06.23	As at 31.12.22
	£m	£m	£m
UK leverage ratio3	5.0%	5.1%	5.3%
T1 capital	59,755	60,339	60,102
UK leverage exposure	1,202,417	1,183,703	1,129,973
Average UK leverage ratio	4.6%	4.8%	4.8%
Average T1 capital	58,661	60,176	60,865
Average UK leverage exposure	1,262,290	1,261,094	1,280,972

1	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2
Fully loaded UK leverage ratio was 4.9%, with £59.5bn of T1 capital and £1,202.1bn of leverage exposure. Fully loaded average UK leverage ratio was 4.6% with £58.4bn of T1 capital and £1,262.0bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement as well as the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn and against the 0.3% CCLB was £3.6bn.

The UK leverage ratio decreased to 5.0% (December 2022: 5.3%) primarily due to a £72.4bn increase in leverage exposure to £1,202.4bn (December 2022: £1,130.0bn). This is largely driven by increased trading activity within CIB since December 2022.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.23	Nine months ended 30.09.22
	£m	£m
Total income	19,780	19,155
Operating expenses excluding litigation and conduct	(11,979)	(11,209)
Litigation and conduct	(32)	(1,518)
Operating expenses	(12,011)	(12,727)
Other net income/(expenses)	7	(4)
Profit before impairment	7,776	6,424
Credit impairment charges	(1,329)	(722)
Profit before tax	6,447	5,702
Tax charge	(1,257)	(1,072)
Profit after tax	5,190	4,630

Attributable to:
Equity holders of the parent	4,385	3,987
Other equity instrument holders	766	620
Total equity holders of the parent	5,151	4,607
Non-controlling interests	39	23
Profit after tax	5,190	4,630

Earnings per share
Basic earnings per ordinary share	28.2p	24.2p

Condensed consolidated balance sheet (unaudited)
	As at 30.09.23	As at 31.12.22
Assets	£m	£m
Cash and balances at central banks	262,800	256,351
Cash collateral and settlement balances	140,844	112,597
Debt securities at amortised cost	54,309	45,487
Loans and advances at amortised cost to banks	11,534	10,015
Loans and advances at amortised cost to customers	339,570	343,277
Reverse repurchase agreements and other similar secured lending	1,424	776
Trading portfolio assets	155,374	133,813
Financial assets at fair value through the income statement	241,142	213,568
Derivative financial instruments	282,144	302,380
Financial assets at fair value through other comprehensive income	72,638	65,062
Investments in associates and joint ventures	909	922
Goodwill and intangible assets	8,265	8,239
Current tax assets	109	385
Deferred tax assets	6,766	6,991
Other assets	13,893	13,836
Total assets	1,591,721	1,513,699

Liabilities
Deposits at amortised cost from banks	28,501	19,979
Deposits at amortised cost from customers	532,791	525,803
Cash collateral and settlement balances	129,032	96,927
Repurchase agreements and other similar secured borrowing	41,254	27,052
Debt securities in issue	102,794	112,881
Subordinated liabilities	11,220	11,423
Trading portfolio liabilities	67,189	72,924
Financial liabilities designated at fair value	326,448	271,637
Derivative financial instruments	268,634	289,620
Current tax liabilities	734	580
Deferred tax liabilities	16	16
Other liabilities	14,133	15,597
Total liabilities	1,522,746	1,444,439

Equity
Called up share capital and share premium	4,257	4,373
Other reserves	(2,124)	(2,192)
Retained earnings	54,325	52,827
Shareholders' equity attributable to ordinary shareholders of the parent	56,458	55,008
Other equity instruments	11,857	13,284
Total equity excluding non-controlling interests	68,315	68,292
Non-controlling interests	660	968
Total equity	68,975	69,260

Total liabilities and equity	1,591,721	1,513,699

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests1	Total equity
Nine months ended 30.09.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	-	766	-	4,385	5,151	39	5,190
Currency translation movements	-	-	(363)	-	(363)	-	(363)
Fair value through other comprehensive income reserve	-	-	(82)	-	(82)	-	(82)
Cash flow hedges	-	-	816	-	816	-	816
Retirement benefit remeasurements	-	-	-	(527)	(527)	-	(527)
Own credit	-	-	(469)	-	(469)	-	(469)
Total comprehensive income for the period	-	766	(98)	3,858	4,526	39	4,565
Employee share schemes and hedging thereof	52	-	-	407	459	-	459
Issue and redemption of other equity instruments	-	(1,426)	-	(41)	(1,467)	(312)	(1,779)
Other equity instruments coupons paid	-	(766)	-	-	(766)	-	(766)
Vesting of employee share schemes	-	-	(2)	(494)	(496)	-	(496)
Dividends paid	-	-	-	(1,210)	(1,210)	(39)	(1,249)
Repurchase of shares	(168)	-	168	(1,027)	(1,027)	-	(1,027)
Other movements	-	(1)	-	5	4	4	8
Balance as at 30 September 2023	4,257	11,857	(2,124)	54,325	68,315	660	68,975

Three months ended 30.09.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2023	4,325	13,759	(4,457)	54,042	67,669	876	68,545
Profit after tax	-	259	-	1,274	1,533	9	1,542
Currency translation movements	-	-	810	-	810	-	810
Fair value through other comprehensive income reserve	-	-	(157)	-	(157)	-	(157)
Cash flow hedges	-	-	1,571	-	1,571	-	1,571
Retirement benefit remeasurements	-	-	-	(51)	(51)	-	(51)
Own credit	-	-	25	-	25	-	25
Total comprehensive income for the period	-	259	2,249	1,223	3,731	9	3,740
Employee share schemes and hedging thereof	14	-	-	36	50	-	50
Issue and redemption of other equity instruments	-	(1,926)	-	(33)	(1,959)	(219)	(2,178)
Other equity instruments coupons paid	-	(259)	-	-	(259)	-	(259)
Vesting of employee share schemes	-	-	2	(10)	(8)	-	(8)
Dividends paid	-	-	-	(417)	(417)	(9)	(426)
Repurchase of shares	(82)	-	82	(524)	(524)	-	(524)
Other movements	-	24	-	8	32	3	35
Balance as at 30 September 2023	4,257	11,857	(2,124)	54,325	68,315	660	68,975

	As at 30.09.23	As at 31.12.22
Other Reserves	£m	£m
Currency translation reserve	4,409	4,772
Fair value through other comprehensive income reserve	(1,642)	(1,560)
Cash flow hedging reserve	(6,419)	(7,235)
Own credit reserve	(2)	467
Other reserves and treasury shares	1,530	1,364
Total	(2,124)	(2,192)

1
During Q323, a redemption notice was published related to the 9% Permanent Interest Bearing Capital Bonds, as a result of which £40m was transferred from non-controlling interests to subordinated liabilities ahead of redemption on 11 October 2023. This item is presented within Issue and redemption of other equity instruments.

Appendix: Non-IFRS Performance Measures

The Group's management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders' equity (for Barclays Group)
Calculated as the average of the previous month's period end tangible shareholders' equity and the current month's period end tangible shareholders' equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders' equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders' equity. The components of the calculation have been included on pages 41 to 42.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 41 to 43.
Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK bank levy.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 23.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 44.

Performance measures excluding the impact of the Over-issuance of Securities	Calculated by excluding the impact of the Over-issuance of Securities from performance measures. The components of the calculations have been included on page 44.
Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.

Returns

	Nine months ended 30.09.23
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,580	2,728	421	3,149	(344)	4,385

	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	31.7	6.2	37.9	3.6	55.5
Average goodwill and intangibles	(3.8)	-	(0.9)	(0.9)	(3.8)	(8.5)
Average tangible equity	10.2	31.7	5.3	37.0	(0.2)	47.0

Return on average tangible equity	20.6%	11.5%	10.6%	11.4%	n/m	12.5%

	Nine months ended 30.09.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,403	2,910	309	3,219	(635)	3,987

	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	13.6	32.5	5.6	38.1	5.2	56.9
Average goodwill and intangibles	(3.6)	-	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible equity	10.0	32.5	4.7	37.2	1.6	48.8

Return on average tangible equity	18.7%	11.9%	8.9%	11.5%	n/m	10.9%

Barclays Group
Return on average tangible shareholders' equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q4211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,274	1,328	1,783	1,036	1,512	1,071	1,404	1,079

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	55.1	55.4	55.9	54.9	56.8	57.1	56.9	56.1
Average goodwill and intangibles	(8.6)	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)	(8.1)
Average tangible shareholders' equity	46.5	46.7	47.6	46.7	48.6	49.0	48.8	48.0

Return on average tangible shareholders' equity	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%

Barclays UK
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	531	534	515	474	549	458	396	420

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.0	14.2	13.9	13.7	13.5	13.6	13.7	13.6
Average goodwill and intangibles	(3.9)	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.1	10.2	10.3	10.2	9.9	10.0	10.1	10.0

Return on average allocated tangible equity	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%

1	The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays International
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q4211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	848	953	1,348	625	1,136	783	1,300	818

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	37.6	38.0	38.1	39.9	40.1	38.2	36.0	33.8
Average goodwill and intangibles	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	36.8	37.1	37.1	38.9	39.1	37.3	35.1	32.9

Return on average allocated tangible equity	9.2%	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%

Corporate and Investment Bank
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q4211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	721	798	1,209	454	1,015	579	1,316	695

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7
Average goodwill and intangibles	-	-	-	-	-	-	-	-
Average allocated tangible equity	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7

Return on average allocated tangible equity	9.2%	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	127	155	139	171	121	204	(16)	123

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.1	6.2	6.3	6.2	6.1	5.5	5.2	5.1
Average goodwill and intangibles	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	5.3	5.3	5.3	5.2	5.1	4.6	4.3	4.2

Return on average allocated tangible equity	9.6%	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%

1	The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Tangible net asset value per share	As at 30.09.23	As at 31.12.22	As at 30.09.22
	£m	£m	£m
Total equity excluding non-controlling interests	68,315	68,292	67,034
Other equity instruments	(11,857)	(13,284)	(13,270)
Goodwill and intangibles	(8,265)	(8,239)	(8,371)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	48,193	46,769	45,393

	m	m	m
Shares in issue	15,239	15,871	15,888

	p	p	p
Tangible net asset value per share	316	295	286

Performance measures excluding the impact of the Over-issuance of Securities

Barclays Group	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q4211
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory attributable profit	1,274	1,328	1,783	1,036	1,512	1,071	1,404	1,079
Net impact of the Over-issuance of Securities	-	-	-	-	29	(341)	(240)	(38)
Attributable profit excluding the impact of the Over-issuance of Securities	1,274	1,328	1,783	1,036	1,483	1,412	1,644	1,117

Average tangible shareholders' equity (£bn)	46.5	46.7	47.6	46.7	48.6	49.0	48.8	48.0
Return on average tangible shareholders' equity excluding the impact of the Over-issuance of Securities	11.0%	11.4%	15.0%	8.9%	12.2%	11.5%	13.5%	9.3%

1	The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Reconciliation of financial results excluding the impact of the Over-issuance of Securities in the prior year

Three months ended	30.09.23	30.09.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% change
Income
Corporate and Investment Bank	3,082	2,821	(466)	3,287	(6)
of which:
FICC	1,147	1,546	-	1,546	(26)
Equities	675	246	(466)	712	(5)
Global Markets	1,822	1,792	(466)	2,258	(19)

Total operating expenses
Corporate and Investment Bank	(2,008)	(1,545)	503	(2,048)	2

Nine months ended	30.09.23	30.09.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% change
Income
Corporate and Investment Bank	10,220	10,792	292	10,500	(3)
of which:
FICC	4,121	4,719	-	4,719	(13)
Equities	1,942	2,709	292	2,417	(20)
Global Markets	6,063	7,428	292	7,136	(15)

Total operating expenses
Corporate and Investment Bank	(6,192)	(6,968)	(966)	(6,002)	(3)

Notable Items
	Nine months ended 30.09.23		Nine months ended 30.09.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	6,447	4,385	5,702	3,987
Net impact from the Over-issuance of Securities	-	-	(674)	(552)
Customer remediation costs on legacy loan portfolios	-	-	(282)	(228)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	-	-	(165)	(165)
Other litigation and conduct	(32)	(13)	(105)	(98)
Structural cost actions	(119)	(91)	(78)	(64)
Re-measurement of UK DTAs	-	-	-	(346)
Excluding the impact of notable items	6,598	4,489	7,006	5,440

	Three months ended 30.09.23		Three months ended 30.09.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	1,885	1,274	1,969	1,512
Net impact from the Over-issuance of Securities	-	-	37	29
Customer remediation costs on legacy loan portfolios	-	-	(101)	(81)
Other litigation and conduct	-	9	(63)	(60)
Structural cost actions	(50)	(38)	(22)	(18)
Excluding the impact of notable items	1,935	1,303	2,118	1,642

The Group's management believes that the non-IFRS performance measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group's results disclosures which, when excluded from Barclays' statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS performance measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

Shareholder Information

Results timetable1				Date
2023 Full Year Results and Annual Report				20 February 2024

					% Change3
Exchange rates2	30.09.23	30.06.23	31.12.22	30.09.22	30.06.23	31.12.22	30.09.22
Period end - USD/GBP	1.22	1.27	1.21	1.12	(4)%	1%	9%
YTD average - USD/GBP	1.24	1.23	1.24	1.26	1%	-	(2)%
3 month average - USD/GBP	1.27	1.25	1.17	1.18	2%	9%	8%
Period end - EUR/GBP	1.15	1.16	1.13	1.14	(1)%	2%	1%
YTD average - EUR/GBP	1.15	1.14	1.17	1.18	1%	(2)%	(3)%
3 month average - EUR/GBP	1.16	1.15	1.15	1.17	1%	1%	(1)%

Share price data
Barclays PLC (p)	158.94	153.38	158.52	144.30
Barclays PLC number of shares (m)4	15,239	15,556	15,871	15,888

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and international telephone number)5.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4
The number of shares of 15,239m as at 30 September 2023 is different from the 15,220m referenced in the 2 October 2023 announcement entitled "Transaction in Own Shares" because the share buyback transactions executed on 28 and 29 September 2023 did not settle until 2 and 3 October 2023 respectively.

5	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.